Exhibit 21
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
EIR Medical, Inc. (100% owned by the Registrant)	Massachusetts

NxStage Verwaltungs GmbH (100% owned by EIR Medical, Inc.)	Germany

NxStage GmbH & Co. KG (100% of limited partnership interests owned by EIR Medical, Inc.; 100% of general partnership interests owned by NxStage Verwaltungs GmbH)	Germany